Exhibit C – Testing the Waters Materials

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Eli Electric Vehicles

Secure Your Seat in the Urban Revolution

Our award-winning compact electric vehicle, Eli ZERO, redefines daily trips by offering ease, comfort, and convenience in a small package. Currently available in six countries, its international presence is growing, soon to include the US.

Be the first to invest in Eli at the current valuation and earn bonus shares!

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Why Invest in Eli Electric Vehicles



Innovative Mobility
Pioneering Automotive Tech in Micro-EVs

$470B Market
Micro-EV Potential Opportunity

3,000+ Investors
Strong Investor Base

Award-Winning Design
Winner Of iF Design Award and Top 100 Product

$4M+ Raised
Via Prior Equity Crowdfunding

Global Expansion
6 Countries (and Climbing)

Eli ZERO:
Coming to the US in early 2024

Since 2022, hundreds of Eli ZEROs have been shipped and sold globally, spanning countries like Italy, the Netherlands, Turkey, Portugal, Estonia, and French Polynesia. We are now expanding in other countries while preparing to bring the same premium driving experience at an affordable price point to the untapped US market by early 2024.



Meet the Architects
Behind Eli



Marcus Li
Founder & CEO

Marcus' former experience as Chief Architect at Greenman Machinery, where he also led R&D for a golf cart, inspired him to pursue a better urban experience through mobility innovation.



Gianpaolo Casciano
Head of Marketing

Gian has 15+ years of experience advancing sustainable mobility and EV charging both in Europe and North America. He built the brand for the Italian-made electric microcar, Birò, from the ground up.



James Seargent II
Head of Operations

James joined Eli with 20+ years in multiple disciplines across the automotive and low-speed-vehicle industries. He has a track record developing technical support and sales strategies that lead to profitability.



Karen Wang
Financial Director

Karen brings 18+ years of corporate finance management experience to the table, including lifecycle of fund formation, financial operation, investment and financing system establishment, and international tax planning.



K.N. Chen
VP of Supply Chain Operations

As the founding supply chain leader, K.N. developed the supply chain for China's largest micro-EV manufacturer. He was also the VP of supply chain at the second largest Chinese micro-EV manufacturer.

Join the Micro-EV
Revolution Today!

By raising capital from the crowd, we are giving everyone the opportunity to be a part of this pivotal stage of our growth.

RESERVE SHARES



 Eli Electric Vehicles

 General Inquiry:
hello@eli.world

 Investor Relations:
ir@eli.world




Electric
Vehicles

Still Time to Get Ahead

Hi there,

The momentum for our upcoming funding round is incredible, and we're on track to hit our goal.

Our commitment to innovation and addressing urban transportation challenges has garnered significant attention, and we're excited by how many investors have already reserved shares.

We want to make sure you have an **opportunity to do the same** before we open our investment round to a wider audience.

By investing early, you're not only tapping into a potential game-changer in micro-EVs.

You're also supporting an international company with hundreds of vehicles on roads in multiple countries. And the opportunity looks promising as we approach the untapped U.S. market.

We're excited to bring you on board as we shape the future of urban mobility.

Don't miss this chance to be part of our growth story. Early supporters like you can exclusively receive additional bonus shares.

Reserve shares while you still can!

RESERVE SHARES NOW

The company is seeking "indications of interest" pursuant to Regulation CF under the Securities Act of 1933. This process allows companies to determine whether there may be interest in an eventual offering of its securities. The company is not under any obligation to make an offering under Regulation CF. It may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under Regulation CF. If the company does go ahead with an offering, no offer to buy the securities can be accepted and no part of the purchase price can be received until it has filed an Offering Statement with the Securities and Exchange Commission (SEC) and only then accepted through the intermediary's platform. The information in that Offering Statement will be more complete than the information the company is providing now, and could differ in important ways. You must read the documents filed with the SEC before investing. No money or other consideration is being solicited with the indications of interest, and if sent in response, will not be accepted. Indications of interest involve no obligation or commitment of any kind.



Secure Your Seat in the Urban Revolution

Hi there,

Exciting news...

Due to unprecedented demand, we're opening reservations for our upcoming investment opportunity *early* to a select few – and you're one of them.

Our award-winning Eli ZERO is just the beginning; our current vehicle, along with future models, will continue reshaping how cities move.

By investing, you're not just backing a company; you're supporting a visionary approach to solve urban challenges, reduce emissions, and redefine mobility for a sustainable future.

Early supporters like you can exclusively receive additional bonus shares.

Reserve your shares in Eli Electric Vehicles to help shape the future of sustainable transportation alongside us.



RESERVE SHARES NOW

Eli Electric Vehicles 111 West Ocean Boulevard 4th floor Long Beach, CA 90802

Eli Electric Vehicles

Eli 2023: Breakthrough Achievements and Exciting Horizons

Fellow Shareholders,

As we bid farewell to 2023, we reflect on a year of remarkable achievements at Eli. Just last week, our production team set a new record by shipping 35 Eli ZEROs in a single day. We also finalized a new competitive EU pricing strategy, which is poised to aggressively enhance our EU market presence and drive sales in the New Year.



I've never been more excited about a New Year—

We've more than doubled our revenue in FY 2023, but 2024 will be the year we take our biggest step forward. Unlike many EV startups at our stage, we're not just conceptualizing; we're running actual production, delivering real products, and scaling our operations. This coming year is going to be transformative in many ways. Here are 3 things I want to highlight:

- **U.S. Market Debut** - Eli ZERO will be available in the U.S. in the first half of 2024, marking a pivotal milestone in our journey. Expect more exciting news in the coming months!

- **New Vehicle Model** - We're not stopping at the Eli ZERO. We've initiated the early development stages of a brand-new vehicle model. This isn't just a new product, it's a new vision, aiming at a different market than Eli ZERO.

- **Fundraising Round** - We are launching our most significant fundraising round yet. We are partnering up with Dealmaker, and you can already **reserve your shares today** to access our "Private Live" event when we launch. On top of that, existing investors are also eligible for additional bonus shares!





Here are some Highlights from 2023:

- 🌍 Hundreds of Eli ZEROs are already on the streets. We've partnered with established distributors globally, expanding from French Polynesia to Taiwan, Turkey to Estonia, and Portugal (with the first i-lectric city Store in Lisbon). And now, we're gearing up for our US Launch. 🇺🇸

- ⚙️ Supply Chain Optimization - We've successfully reduced our BOM costs by over 15%, surpassing our "PROJECT 1000" goals 90 days ahead of schedule, all while enhancing quality.

- 👥 Team Expansion - Our team grew by over 20%, with pivotal roles filled in the US. We also welcomed K.N. Chen, our Director of Supply Chain Operations, who joined our overseas team from China's largest micro-EV manufacturer.

- 🏭 Enhanced Production Management - The establishment of a new Lean Management Division will strengthen our production efficiency and quality.

- 🌑 New Vehicle Platform - We've completed planning for a competitive new vehicle platform, and have entered the design process.

- 📈 Growing Investor Community - We concluded a new equity offering round and welcomed hundreds of new investors.

- 🏆 Prestigious Recognition - Eli ZERO was named a Top 100 Product by Class Editori in Italy.

- 🎪 We showcased Eli ZERO at prestigious events in cities worldwide, including Milan, San Francisco, Madrid, Tallinn, and Los Angeles.

- 😎 Media Features - Eli ZERO was covered in Electrek, "Disruptive Investing" on YouTube, and Dan Sturges' new book Near to Far.

- ☀️ We introduced a new business unit, Eli Energy, to provide solar-powered carport solutions for commercial parking to capture and store solar energy for EV charging or feeding surplus energy back into the grid. Eli Energy logged a modest revenue of $200,000+ in its first few months of inception.

- 🇪🇺 New Major Markets - We've made significant progress in preparation to launch in 2 new EU markets — France and Germany.

Looking Ahead

Eli stands at the forefront of two transformative trends:

1. **Energy transition:** driven by the transformative electrification of the transportation industry, including personal and fleet vehicles, demonstrated by the world's record-breaking EV sales.

2. **Urban transition:** cityscapes reshaped by the rise of micro-mobility, new mobility solutions racing to address the challenges of high-density living and the inefficiencies of large cars and highways.

Micro-EVs stand as the quintessential answer to these 2 mega-trends, revolutionizing not only our approach to sustainable transportation but also reshaping the very fabric of urban living, promising a cleaner, more efficient, and profoundly transformed world.

At Eli, we're more than a car company. We aim to transform cities through mobility. Our choice of micro-EVs as our flagship product isn't just about entering a market—it's about leading a movement. We see micro-EVs as catalysts for profound global change.

Indeed, the market of micro-EV has evolved so fast, in just a year, the micro-EV market's potential skyrocketed, with McKinsey revising its value from $100 billion in 2022 to nearly half a trillion dollars in 2023!



Eli ZERO is our "Tesla Roadster". In the first 8 years, Tesla produced a mere 2,000 Roadsters before scaling up to approximately 5 million vehicles. Similarly, Eli ZERO, our pioneering micro-EV, only marks the beginning of an ambitious journey. We are committed to developing a diverse range of advanced micro-EVs, with the goal of making compact, affordable EVs ubiquitous on urban streets worldwide.

Moreover, we're expanding our horizons with new business models that align with our vision. In August 2023, we launched Eli Energy, a new business division dedicated to providing Solar and Wireless power solutions. This venture not only complements our vehicle business but also has far-reaching implications and substantial potential.



As we look back on an eventful year, it's clear that our journey with Eli is only gaining momentum. We've achieved many milestones thanks to our collective vision and dedication. Our resolve has never been stronger, and our path has never been clearer. And now, we stand at the threshold of an exhilarating new chapter.

In 2024, we are poised to leap forward with our most ambitious and significant fundraising round yet, in partnership with DealMaker.

This will be the opportunity to increase your shares before Eli's upcoming milestones push the company and its valuation to the next stage. **Reserve your shares now and be part of our Private Live event** — and receive additional bonus shares exclusively for our early supporters like you.

Thank you for being in the driver's seat of the micro-EV revolution with Eli. Together, let's steer towards a future where sustainability lines every street.

Here's to a groundbreaking 2024 and beyond!

Marcus Li
Founder and CEO
Eli Electric Vehicles

RESERVE SHARES NOW